UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

Dated: February 16, 2017

Commission file number 001-15254

ENBRIDGE INC.

(Exact name of Registrant as specified in its charter)

200, 425 – 1st Street S.W.

Calgary, Alberta, Canada T2P 3L8

(Address of principal executive offices and postal code)

Indicate by check mark whether the Registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☐                Form 40-F  ☑

Indicate by check mark if the Registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes  ☐                No  ☑

Indicate by check mark if the Registrant is submitting the Form 6-K in paper as permitted by regulation S-T Rule 101(b)(7):

Yes  ☐                 No  ☑

THIS REPORT ON FORM 6-K SHALL BE DEEMED TO BE INCORPORATED BY REFERENCE IN THE REGISTRATION STATEMENTS ON FORM S-8 (FILE NO. 333-145236, 333-127265, 333-13456, 333-97305 AND 333-6436), FORM F-3 (FILE NO. 333-185591), FORM F-4 (FILE NO. 333-213764) AND FORM F-10 (FILE NO. 333-213234) OF ENBRIDGE INC. AND TO BE PART THEREOF FROM THE DATE ON WHICH THIS REPORT IS FURNISHED, TO THE EXTENT NOT SUPERSEDED BY DOCUMENTS OR REPORTS SUBSEQUENTLY FILED OR FURNISHED.

The following document is being submitted herewith:

•	News Release, dated February 16, 2017.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ENBRIDGE INC.
(Registrant)

Date: February 16, 2017	By:	/s/ Tyler W. Robinson
Tyler W. Robinson Vice President & Corporate Secretary

NEWS RELEASE

Enbridge and Spectra Energy Obtain FTC Clearance for their Proposed Combination

Final regulatory clearance required for closing is under the Canadian Competition Act

CALGARY, Alberta and HOUSTON, Texas – February 16, 2017 – Enbridge Inc. (TSX, NYSE: ENB) (Enbridge) and Spectra Energy Corp (NYSE: SE) (Spectra Energy) announced today that the U.S. Federal Trade Commission (FTC) has cleared the previously announced proposed combination of the two companies.

As part of the clearance, the FTC today voted to accept a proposed consent decree in which Enbridge and Spectra Energy have agreed, following the closing of their proposed combination, to enact firewalls governing the flow of certain information to Enbridge about the Discovery offshore Gulf of Mexico natural gas pipeline system (Discovery), and to take certain other steps limiting Enbridge’s potential influence over actions related to Discovery. Spectra Energy holds an ownership interest in Discovery through its indirect ownership interest in DCP Midstream, LP, which holds a 40 percent ownership interest in Discovery. Enbridge, through an affiliate, also has offshore natural gas gathering operations in the Gulf of Mexico. The FTC’s decision is accessible via the following link: https://www.ftc.gov/enforcement/cases-proceedings/161-0215/enbridge-spectra-energy

With this clearance from the FTC, the proposed combination of Enbridge and Spectra Energy has only one remaining regulatory clearance to secure in order to close the transaction: clearance under the Canadian Competition Act. The companies continue to expect the transaction to close in the first quarter of this year.

About Enbridge Inc.

Enbridge Inc., a Canadian company, exists to fuel people’s quality of life, and has done so for more than 65 years. A North American leader in delivering energy, Enbridge has been ranked on the Global 100 Most Sustainable Corporations index for the past eight years. Enbridge operates the world’s longest crude oil and liquids transportation system across Canada and the U.S., and has a significant and growing involvement in natural gas gathering, transmission and midstream business, as well as an increasing involvement in power transmission. Enbridge owns and operates Canada’s largest natural gas distribution company, serving residential, commercial, and industrial customers in Ontario, Quebec, New Brunswick and New York State. Enbridge has interests in more than 2,200 megawatts of net renewable and alternative generating capacity, and continues to expand into wind, solar and geothermal power. Enbridge employs approximately 10,000 people, primarily in Canada and the U.S., and has been ranked 15 times on the annual Canada’s Top 100 Employers list, including the 2017 index. Enbridge’s common shares trade on the Toronto and New York stock exchanges under the symbol ENB. For more information, visit www.enbridge.com.

About Spectra Energy Corp

Spectra Energy Corp (NYSE: SE), a FORTUNE 500 company, is one of North America’s leading pipeline and midstream companies. Based in Houston, Texas, the company’s operations in the United States and Canada include approximately 21,000 miles of natural gas and crude oil pipelines; approximately 300 billion cubic feet of natural gas storage; 5.6 million barrels of crude oil storage; as well as natural gas gathering, processing, and local distribution operations. Spectra Energy is the general partner of Spectra Energy Partners, LP (NYSE: SEP), one of the largest pipeline master limited partnerships in the United States and owner of the natural gas and crude oil assets in Spectra Energy’s U.S. portfolio. Spectra Energy also has a 50 percent ownership in DCP Midstream, LLC, which is the general partner of DCP Midstream, LP (NYSE: DCP), the largest natural gas liquids producer and the largest natural gas processor in the United States, and the largest gathering and processing master limited partnership in the United States. Spectra Energy has served North American customers and communities for more than a century. For more information, visit www.spectraenergy.com.

Forward-Looking Information

Certain information with respect to the proposed combination of Enbridge and Spectra Energy constitutes forward-looking statements. Although Enbridge and Spectra Energy believe these statements are based on information and assumptions which are current, reasonable and complete, these statements are necessarily subject to a variety of risks and uncertainties, including those pertaining to the timing and completion of the proposed combination. A further discussion of the risks and uncertainties facing Enbridge and Spectra Energy can be found in each company’s filings with Canadian and United States securities regulators, as applicable. While Enbridge and Spectra Energy make these forward-looking statements in good faith, should one or more of these risks or uncertainties materialize, or should underlying assumptions prove incorrect, actual results may vary significantly from those expected. Except as may be required by applicable securities laws, neither Enbridge nor Spectra Energy assume any obligation to publicly update or revise any forward-looking statements made herein or otherwise, whether as a result of new information, future events or otherwise.

FOR FURTHER INFORMATION PLEASE CONTACT:

Enbridge Inc.

Media

Suzanne Wilton

(403) 231-7385 or Toll Free: (888) 992-0997

Suzanne.wilton@enbridge.com

Investment Community

Jonathan Gould

(403) 231-3916 or Toll Free: (800) 481-2804

jonathan.gould@enbridge.com

Spectra Energy Corp

Media

Creighton Welch

(713) 627-5806

(713) 627-4747 (24-hour media line)

cawelch@spectraenergy.com

Investment Community

Roni Cappadonna

(713) 627-4778

vacappadonna@spectraenergy.com